Michael H. Bison 617.570.1933 mbison@goodwinlaw.com	Goodwin Procter LLP Counselors at Law 100 Northern Avenue Boston, MA 02210 T: 617.570.1000 F: 617.523.1231

April 5, 2017

VIA EDGAR AND FEDERAL EXPRESS

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Attention:  Suzanne Hayes

Re:	argenx N.V.
Draft Registration Statement on Form F-1
Confidentially Submitted March 1, 2017
CIK No. 0001697862

Dear Ms. Hayes:

This letter is being submitted on behalf of argenx N.V. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Confidential Draft Registration Statement on Form F-1 submitted on March 1, 2017 (the “Draft Registration Statement”), as set forth in your letter dated March 28, 2017 addressed to Mr. Van Hauwermeiren, Chief Executive Officer of the Company (the “Comment Letter”).  The Company is concurrently confidentially submitting Amendment No. 1 to the Draft Registration Statement on Form F-1 (“Amendment No. 1”), which includes changes to reflect responses to the Staff’s comments.

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment.  For your convenience, we have italicized the reproduced Staff comments from the Comment Letter.  Unless otherwise indicated, page references in the Staff’s comments refer to the Draft Registration Statement, and page references in the responses refer to Amendment No. 1.

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company.  In addition to submitting this letter via EDGAR, we are sending via Federal Express two copies of each of this letter and Amendment No. 1 (marked to show changes from the Draft Registration Statement).

Cover Page

1.              We note your statement that the last reported sale price of your ordinary shares on Euronext Brussels was €  , equivalent to $   per share. You may present the most recent home market trading price, converted to U.S. dollars at the most recent exchange rate, assuming the U.S. IPO price will be largely based on the home market trading price. However, based on your disclosure on page 215, it appears that the IPO price will be determined by negotiations between you and the representatives of the underwriters using many factors and that the U.S. IPO price will not be substantially the same as the home market trading price. Please revise your cover page to provide bona fide pricing information. See Item 501(b)(3) of Regulation S-K.

RESPONSE:   The Company is considering the Staff’s comment and will address it in a subsequent amendment to the Draft Registration Statement.

Summary

Overview, page 1

2.              We note your disclosure that you commenced a Phase 1/2 clinical trial of ARGX-110 in combination with azacitidine for the treatment of newly diagnosed AML or high-risk MDS patients in December 2016 and that you expect to initiate the Phase 2 part of a Phase 1/2 clinical trial of ARGX-110 for the treatment of cutaneous TCL in March 2017. Please disclose the requirements for a clinical trial to be considered a Phase 1/2.

RESPONSE:  In response to the Staff’s comment, the Company has revised the disclosure on pages 2 and 103 of Amendment No. 1.

3.              Please revise your product pipeline table here and in the Business section to remove programs that are in the discovery phase. Because you have not identified a product candidate for these programs, it is premature to include them in a product pipeline table.

RESPONSE:  In response to the Staff’s comment, the Company has revised the disclosure on pages 2, 103, 111 and 127 of Amendment No. 1.

4.              Please include a column for Phase 3 in your product pipeline table.

RESPONSE:  In response to the Staff’s comment, the Company has revised the disclosure on pages 2, 103, 111 and 127 of Amendment No. 1.

5.              We note your disclosure on page 5 that no significant trends in terms of safety were observed between the dose groups for ARGX-110. However, we note that there were seven patient deaths in the Phase 1 trials and there was one drug-related patient death attributed to sepsis in the Phase 1 safety-expansion. Please balance your disclosure in this section so that it does not imply that there are no particular safety risks related to ARGX-110.

RESPONSE:  In response to the Staff’s comment, the Company has revised the disclosure on page 5 of Amendment No. 1.

Implications of Being an Emerging Growth Company, page 8

6.              Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

RESPONSE: In response to the Staff’s comment, the Company is providing the slide presentation it has used for the “testing the waters” meetings it has conducted to date, which slide presentation constitutes the only written communications, as defined in Rule 405 under the Securities Act, that it, or anyone authorized to do so on its behalf, has presented to potential investors in reliance on Section 5(d) of the Securities Act of 1933 (the “Securities Act”). The Company further informs the Staff that potential investors have not been permitted to retain copies of the slide presentation. The Company will supplementally provide the Staff with any written communications that are presented to potential investors that are qualified institutional buyers or institutional accredited investors in reliance on Section 5(d) of the Securities Act that occur after the date hereof.

Risk Factors

We rely on third parties to supply and manufacture our product candidates . . . , page 43

7.              We note that you rely primarily on Lonza Sales AG for the manufacturing of the drug substance of all your products. We further note that you do not have alternative production plans in place, and in case of a disruption you would have to establish alternative plans which would require substantial capital and you would likely experience months or years of manufacturing delays. Please file your manufacturing agreement with Lonza as an exhibit to the registration statement, or, in the alternative, please tell us why you do not believe you are required to do so.

RESPONSE:  The Company respectfully advises the Staff that it does not believe that its agreements with Lonza Sales AG (“Lonza,” and each agreement, an “Agreement”) are material contracts under Item 601(b)(10) of Regulation S-K. Each Agreement was entered into in the ordinary course of business and the Company believes it could enter into alternative arrangements for substantially the same manufacturing services, as applicable, on substantially similar terms with another manufacturer, as applicable, without substantial disruption to its business. Therefore, the Company believes that it is not required to disclose further details of the Agreements in, or file them as exhibits to, the Registration Statement.

Pursuant to Item 601(b)(10)(i) of Regulation S-K, a contract is a material contract if it is entered into outside of the ordinary course of business. Each Agreement is an ordinary course manufacturing agreement in which Lonza formulates the raw materials obtained from the Company’s suppliers in connection with the development of the Company’s cell banks and production of the Company’s drug substance for use in the Company’s clinical trials. These Agreements ordinarily accompany the kind of business conducted by the Company. Additionally, the Agreements provide the Company with cell bank ownership and contain process transfer and necessary license provisions, which should enable transitioning the Company’s manufacturing activities from Lonza to a peer contract manufacturer if needed. Of note, the Company respectfully advises the Staff that none of these agreements concern the supply of materials or manufacturing services for the Company’s expected needs as a commercial-stage company, if the FDA were to approve any of the Company’s product candidates.

Pursuant to Item 601(b)(10)(ii) of Regulation S-K, even if a contract is entered into in the ordinary course of business, it will need to be filed if it is deemed to fall within one or more of the categories set forth in subsections (A) through (D) thereof. The categories specified in Item 601(b)(10)(ii)(A), (C) and (D) are not applicable to the Agreements. With respect to Item 601(b)(10)(ii)(B), the Company does not believe that it is substantially dependent on any one of the Agreements because the manufacturing processes performed by Lonza pursuant to the Agreements could be performed by other manufacturers, which the Company believes could perform the same processes on substantially similar terms. Although the Company would likely experience disruption if it were required to change suppliers or manufacturers, particularly due to the requirement that any new manufacturer be qualified with the FDA, the Company does not believe that such potential disruption causes it to be substantially dependent on Lonza. Therefore, the Company does not believe that the Agreements are material contracts required to be filed as exhibits to the Registration Statement pursuant to Item 601(b)(10)(i) or 601(b)(10)(ii) of Regulation S-K.

With respect to the risk factors referenced in the Staff’s comment, the Company advises that Staff that primary purpose of these risk factors is to advise potential investors of the fact that certain activities significant to the Company’s business are currently outsourced to third parties and are expected to be outsourced to third parties in the future. As such, performance of these activities is not entirely within the control of the Company. This is a different matter from whether the Company is “substantially dependent” on any one supplier or manufacturer. Moreover, the Company does not believe that additional disclosure concerning the terms of customary agreements with any of these third parties would serve to better inform potential investors in making an investment decision concerning the Company generally, nor would disclosure of the terms of these agreements have any bearing on the risk the Company is seeking to identity in these risk factors. Accordingly, although the Company does not believe it is “substantially dependent” on any of these third parties for the reasons cited above, it does believe that its intention to outsource to third parties certain aspects of its business is an important consideration for investors and appropriate risk factor disclosure. In response to the Staff’s comment, however, the Company has revised the disclosure on page 45 of Amendment No. 1.

Intellectual property rights of third parties . . . , page 47

8.              We note that you are aware of certain issued patents held by third parties that may cover certain aspects of your product candidates and if these patents have not expired at the time of approval of your product candidates you may be subject to an infringement action. Please disclose the expiration date(s) for the patents at issue.

RESPONSE:  In response to the Staff’s comment, the Company has revised the disclosure on page 48 of Amendment No. 1.

We have obtained significant funding from agencies of the government of the Flemish region . . ., page 57

9.              Please revise to disclose what is considered a “fundamental change” to your shareholding base that could cause Flemish agencies to re-evaluate subsidies granted to you.

RESPONSE:  In response to the Staff’s comment, the Company has revised the disclosure on page 59 of Amendment No. 1.

Use of Proceeds, page 72

10.       We note your disclosure regarding the intended use of funds to expand applications of ARGX-113 to develop a subcutaneous formulation, including a Phase 1 clinical trial in healthy volunteers and explore additional indications. If the anticipated proceeds will not be sufficient to fund this use, please disclose the amount and sources of other funds needed. Refer to Item 3.C.1 of Form 20-F.

RESPONSE:  In response to the Staff’s comment, the Company has revised the disclosure on page 77 of Amendment No. 1.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Critical Accounting Policies and Significant Judgments and Estimates Measurement of Share-Based Payments, page 94

11.       Please address the following regarding your disclosure that for grants beginning in 2016, you only considered the historical volatility of your stock price calculated since your initial public offering.

•                  Given the ten year option life and the fact that you have been a public company for approximately two years, please tell us your consideration of B25(b) and B26 in IFRS 2.

•                  It appears that by limiting your consideration solely to your own share price volatility data, the volatility assumption used in your computations dropped to 40% on page F-10 for the options granted during 2016 from 59% as reported on page F-41 for the options granted during 2015 using peer data. To the extent you continue to believe that excluding peer data which would cover a longer historical time period is appropriate, revise your disclosure here to more clearly discuss the impact of that decision and provide quantification to the extent possible.

RESPONSE:  In response to the Staff’s comment, the Company respectfully advises the Staff that in paragraph B25 (b) of IFRS2, it is indicated that an entity should consider historical volatility of the share price over the most recent period that is generally commensurate with the expected option term. The Company became public on July 10, 2014. For 2014 and 2015, as a newly listed entity, the Company had limited information on its historical volatility, and therefore, in accordance with B26 of IFRS2, in order to estimate its expected volatility, the Company considered the pattern and level of historical volatility of a peer group of entities that the Company believed at that time were comparable companies developing antibody drug candidates. Some of these peer group entities are at a similar stage of development as the Company and some of them were also listed recently. The Company also included in its calculation the Company’s historical volatility for the longest possible period for which trading activity was available.

For grants beginning in 2016, the Company only considered the historical volatility of its stock price calculated since its initial public offering on Euronext Brussels. The selection of a relevant peer group requires significant judgments and refers to multiple factors which may vary over the time. For instance, the Company realized that one of the companies included in the initial peer group had experienced a clinical failure in 2016, which had a significant impact on its volatility over the considered period. In 2016, the Company looked at its own historical volatility and compared it to (i) the 2016 volatility of the initial peer group, (ii) the volatility of a selection of Belgian biotechnology companies and (iii) a new peer group combining some of the initial peer group companies and a selection of Belgian biotechnology companies. The conclusions were that some of the entities in the initial peer group were no longer deemed representative to estimate the Company’s expected volatility. Such entities were replaced in the peer group by selected Belgian biotechnology companies that were deemed more representative of the Company’s profile. The inclusion of such Belgian biotechnology companies in the new peer group decreased the average of the volatility of the peer group. The Company then calculated the impact of the various alternatives on the total fair value of the options granted in 2016 and concluded that the impact of using its own historical volatility would not be significantly different than using the other alternatives over the total vesting period of the stock options and in 2016. Therefore, the Company believes that excluding peer data in 2016 was appropriate. The Company will continue to evaluate the need to use peer data in future years. The Company further advises the Staff that the Company has revised the disclosure on page 99 of Amendment No. 1.

Business, page 98

12.       We note your disclosure on page 18 that you do not have any active INDs for your proposed indications at this time nor have you conducted any of your clinical development to date in the United States. Please also disclose this in the Business section.

RESPONSE:  In response to the Staff’s comment, the Company has revised the disclosure on page 103 of Amendment No. 1.

Phase 1/2 Clinical Trial in Patients with Advanced Malignancies Expressing CD70, page 118

13.       Please disclose the definitions used for Grade 3 and Grade 4 drug-related adverse events. Please also explain the types of serious adverse events that make up the 20 reported serious adverse events, the number of patients who experienced these events and at which does levels, and what is meant by “heavily pre-treated.” Please also disclose the dose levels for the seven patient deaths.

RESPONSE:  In response to the Staff’s comment, the Company has revised the disclosure on pages 5, 21, 123 and 124 of Amendment No. 1.

Collaborations, page 126

License Agreements, page 130

14.       For each collaboration agreement discussed, please present the amount of milestone payments that the company may receive for each of development, regulatory and commercial milestones.

RESPONSE:  The Company acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 132–140 of Amendment No. 1 to present the amount of milestone payments under each agreement that the Company may receive for each of development, regulatory and commercial milestones.

15.       Please present the royalty amount for the license agreement with Bird Rock Bio., Inc. in a range that does not exceed ten percent and disclose the royalty term.

RESPONSE:  In response to the Staff’s comment, the Company has revised the disclosure on pages 132–140 of Amendment No. 1.

16.       Please disclose the following for each of the license agreements, to the extent not already disclosed:

•                  Nature and scope of intellectual property transferred;

•                  Duration of agreement and royalty term; and

•                  Payment provisions, including total up front or execution payments received or paid, aggregate amounts paid or received to date, the annual license maintenance fees, aggregate future milestone payments, and profit or revenue sharing provisions.

RESPONSE:  In response to the Staff’s comment, the Company has revised the disclosure on pages 132–140 of Amendment No. 1 to disclose each of the above to the extent not already disclosed.

Principal Shareholders, page 170

17.       Please revise your disclosure to identify the natural person or persons who have voting and investment control of the shares held by LSP IV Management B.V., Forbion Capital Fund II Cooperatief U.A., Federated Equity Management Company of Pennsylvania and Perceptive Advisors LLC.

RESPONSE:  The Company acknowledges the Staff’s comment and respectfully advises the Staff that this information was not included pursuant to Item 7.A of Form 20-F because it is not known to the Company and cannot be ascertained from public filings made by these shareholders.

18.       Please include the information required by Item 7.A.2 of Form 20-F.

RESPONSE:  The Company acknowledges the Staff’s comment and respectfully advises the Staff that this information was not included pursuant to Item 7.A of Form 20-F because it is not known to the Company and cannot be ascertained from public filings made by these shareholders.

Comparison of Dutch Corporate Law, our Articles of Association and Board By-Laws and U.S. Corporate Law, page 185

19.       We note your disclosure that the summary is subject to Dutch law, including Book 2 of the Dutch Civil Code and Delaware corporation law, including the Delaware General Corporation Law. It is not appropriate to qualify your disclosure by reference to information that is not included in the prospectus or filed as an exhibit to the registration statement. Please revise accordingly.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on page 201 of Amendment No. 1.

General

20.       Please provide us proofs of all graphics, visual, or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note that we may have comments regarding this material.

RESPONSE:  The Company does not currently intend to include any additional graphic, visual or photographic information in the printed prospectus. However, if and to the extent that additional artwork or graphics are to be included, the Company will promptly provide such material to the Staff on a supplemental basis.

If you should have any questions concerning the enclosed matters, please contact the undersigned at (617) 570-1933.

Sincerely,

/s/ Michael H. Bison

Michael H. Bison

Enclosures

cc:           Tim Van Hauwermeiren, Chief Executive Officer, argenx N.V.

Eric Castaldi, Chief Financial Officer, argenx N.V.

Edwin M. O’Connor, Goodwin Procter LLP